UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Newpark Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

651718504

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651718504

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		540,600
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

540,600
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

540,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 651718504

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,130,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,130,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,130,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 651718504

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 540,600 Shares directly owned by the Radoff Foundation is approximately $1,955,391, including brokerage commissions.

The Shares held in the Charitable Account were purchased with donated funds. The aggregate purchase price of the 30,000 Shares held in the Charitable Account is approximately $93,738, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,559,500 Shares directly owned by Mr. Radoff is approximately $16,856,125, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 92,353,104 Shares outstanding as of February 18, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 25, 2022.

(a)        As of the date hereof, the Radoff Foundation directly beneficially owned 540,600 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, 30,000 Shares were held in the Charitable Account, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 5,559,500 Shares, constituting approximately 6.0% of the Shares outstanding. Mr. Radoff, (i) as a director of the Radoff Foundation, may be deemed the beneficial owner of the 540,600 Shares owned by the Radoff Foundation, and (ii) as an adviser to the Charitable Account, may be deemed the beneficial owner of the 30,000 Shares held in the Charitable Account, which together with the 5,559,500 Shares he directly owns, constitutes an aggregate of 6,130,100 Shares beneficially owned by Mr. Radoff, constituting approximately 6.6% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

4

CUSIP No. 651718504

(b)	Mr. Radoff may be deemed to have the sole power to vote and dispose of the Shares reported herein.
(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1. All of such transactions were effected in the open market unless otherwise noted therein.
(d)	Other than with respect to the Charitable Account, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Mr. Radoff has sold American-style, exchange-listed call options referencing an aggregate of 60,000 Shares, which have an exercise price of $5.00 per Share and expire on September 16, 2022.

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CUSIP No. 651718504

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2022

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

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CUSIP No. 651718504

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of the Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	60,000	3.4663	02/24/2022
Purchase of Common Stock	65,000	3.5264	03/01/2022
Purchase of Common Stock	19,000	3.6279	03/02/2022
Purchase of Common Stock	46,000	3.6413	03/03/2022
Purchase of Common Stock	40,000	3.7176	03/04/2022
Purchase of Common Stock	20,000	3.9511	03/07/2022
Purchase of Common Stock	10,000	4.1945	03/08/2022
Purchase of Common Stock	20,000	4.0294	03/09/2022
Purchase of Common Stock	5,000	4.3753	03/10/2022
Purchase of Common Stock	25,000	4.2531	03/14/2022
Purchase of Common Stock	55,000	4.1151	03/15/2022
Purchase of Common Stock	50,000	4.0617	03/16/2022
Sale of September 2022 Call Option ($5.00 Strike Price)	(436)	0.5752	03/16/2022
Purchase of Common Stock	37,500	4.1663	03/17/2022
Purchase of Common Stock	15,000	3.8789	03/18/2022
Purchase of Common Stock	55,000	3.9181	03/22/2022
Purchase of Common Stock	26,000	4.0001	03/23/2022
Purchase of Common Stock	80,000	3.9768	03/24/2022
Sale of September 2022 Call Option ($5.00 Strike Price)	(164)	0.3000	03/28/2022
Sale of Common Stock	(10,000)	3.7177	04/01/2022
Purchase of Common Stock	11,000	3.4962	04/07/2022
Purchase of Common Stock	50,000	3.5436	04/11/2022
Purchase of Common Stock	35,000	3.6638	04/12/2022
Purchase of Common Stock	20,000	3.7380	04/13/2022
Purchase of Common Stock	15,000	3.9824	04/14/2022
Purchase of Common Stock	20,000	4.0763	04/19/2022
Purchase of Common Stock	25,000	3.9294	04/20/2022

CUSIP No. 651718504

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	40,000	3.4557	02/22/2022
Purchase of Common Stock	30,000	3.4801	02/23/2022
Purchase of Common Stock	50,000	4.1663	03/17/2022
Purchase of Common Stock	51,000	3.6411	03/28/2022
Purchase of Common Stock	40,000	3.6331	03/29/2022
Purchase of Common Stock	30,000	3.7396	03/30/2022
Purchase of Common Stock	20,000	3.8084	04/04/2022
Purchase of Common Stock	5,000	3.5719	04/06/2022
Purchase of Common Stock	39,600	3.6659	04/08/2022